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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING

                                  (Check One):

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                  For Period Ended: December 31, 2000
                                    -----------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _________________________


                  Read instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                              -----

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PART 1 - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT:

         Baldwin Piano & Organ Company

FORMER NAME IF APPLICABLE:

         N/A

ADDRESS OF PRINCIPLE EXECUTIVE OFFICE (STREET AND NUMBER):

         4680 Parkway Drive, Suite 200



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CITY, STATE AND ZIP CODE:

         Mason, Ohio 45040-7198


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;[X]; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ] N/A


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transitional report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                                    Duane D. Kimble
                                    (513) 754-4500

                  with a copy to:

                                    Richard G. Schmalzl, Esq.
                                    Graydon, Head & Ritchey LLP
                                    1900 Fifth Third Center
                                    Cincinnati, Ohio 45202
                                    (513) 629-2828



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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

                  The Company's fiscal year 2000 was slightly less profitable than fiscal year 1999. In 1999 the Company had a net loss per share from continuing operations of $2.41 compared to a net loss per share from continuing operations of $2.45 in 2000.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

         BALDWIN PIANO & ORGAN COMPANY has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


Date: April 3, 2001                        By: /s/ Duane D. Kimble
                                               _________________________________
                                               Duane D. Kimble, President, Chief
                                               Financial Officer and Secretary






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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).




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                                  ATTACHMENT A

         As described in more detail below, a series of events transpired in the first quarter of 2001 that in the aggregate are material to the Company . Each of these events individually has required substantial amounts of time that ordinarily would have been spent compiling and producing the materials for the Company's annual report on Form 10-K. These events have substantially impacted the ability of management to adequately prepare the annual report on Form 10-K, including without limitation the management discussion and analysis section of that report. Accordingly, the Company could not prepare its annual report on Form 10-K in time for the Company's management and Board of Directors to have a reasonable opportunity to assess such disclosures in connection with a meaningful review of the Company's recently prepared financial statements for the year ended December 31, 2000. As a result of these events, the Company could not complete its annual report on Form 10-K by the scheduled due date without unreasonable effort and expense. A brief discussion of these significant events follows.

Sale of Contract Electronics Division
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         On January 26, 2001 the Company completed the sale of its entire
Contracts Electronics Division. This sale was material to the Company and essential to the Company's efforts to decrease the Company's debt and to restore the Company to profitability. The $9 million sale of the assets and liabilities of the Division translated into an expected loss per share of $.76.

Management Changes
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         On February 28, 2001 the Company announced that its Chief Executive
Officer had provided notice that she would resign her position effective in November, 2001. The Company then named its Chief Financial Officer to the additional position of President to facilitate the management transition process. Coupling the ongoing duties and responsibilities of Chief Financial Officer with the additional responsibilities and obligations required as President further contributed to reducing the amount of time available to the preparation of the Company's annual report on Form 10-K.

Sale of Retail Business
-----------------------

         On March 22, 2001 the Company entered into a transaction whereby the Company's largest supplier acquired all of the Company's eleven retail stores in a transaction valued at $4.6 million. This transaction was entered into as part of the Company's ongoing efforts to further reduce debt owed by the Company and to position the Company for a return to profitability.

         In light of the above transactions (which could not have been eliminated), Company management believes that it would have required unreasonable effort and expense for the Company to file its annual report on Form 10-K by the prescribed due date of April 2, 2001. The Company respectfully requests extension of this due date so that the Company may timely file its Form 10-K within 15 calendar days of April 2, 2001.




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